# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUVEEN MISSOURI QUALITY MUNICIPAL INCOME FUND, CIK 0000899782
CUSIP: 67060Q504
Title of class of securities: MUNIFUND PREFERRED SHARES
Address of issuer's principal executive offices: 333 WEST WACKER DR, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0001140361-15-004764
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 170; sole dispositive power 0; shared dispositive power 170; aggregate amount beneficially owned 170 (100% of the class)
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 170; sole dispositive power 0; shared dispositive power 170; aggregate amount beneficially owned 170 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: MUNIFUND PREFERRED SHARES
Name of issuer: NUVEEN MISSOURI QUALITY MUNICIPAL INCOME FUND
Address of issuer's principal executive offices: 333 WEST WACKER DR, CHICAGO, Illinois (IL), 60606
Comment:
This Amendment No. 3 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated January 30, 2015 and filed with the SEC on February 09, 2015 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the munifund preferred shares ("MFP Shares") of Nuveen Missouri Quality Municipal Income Fund (the "Issuer").

This Amendment is being filed to report a change in the Reporting Person's ownership percentage of the Issuer as a result of the redemption of 10 MFP Shares (CUSIP No. 67060Q504) Shares on April 16, 2025, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by Issuer with the SEC on October 28, 2024.

## Item 2. Identity and Background
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:

deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.
Civil proceedings (securities laws) in the last five years:
Item 2(e) of the Original Schedule 13D is hereby amended by:

deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.
Citizenship:
Item 2(f) of the Original Schedule 13D is hereby amended by:

deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference."
Transactions in the class effected during the past sixty days:
Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The 10 MFP shares held by BAPFC were redeemed by the Issuer on April 16, 2025, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now owns 170 MFP Shares."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

99.6 Schedule I

99.7 Schedule II"

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/17/2025)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/17/2025)